Mail Stop 3561

August 13, 2009

via U.S. mail and facsimile

Yusuke Matsuo
4301 Inc.
19800 MacArthur Blvd.
Irvine, CA 92612

RE: **4301 Inc.**
   Form 10-K/A for Fiscal Year Ended December 31, 2008 and Filed August 5, 2009
   Form 10-Q/A for the Period Ended March 31, 2009 and filed August 5, 2009
   Form 10-Q for the Period Ended June 30, 2009 and filed August 12, 2009
   File No.: 0-51877

Dear Mr. Matsuo:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide the representations as we requested in our prior letter dated June 9, 2009. See "Closing Comments" below for details.

Form 10-K/A for Fiscal Year Ended December 31, 2008
Item 8A – Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 5

2. We note your response to our prior comment two. As it does not appear that your disclosure was revised, our prior comment is being reissued. Please revise to disclose management's conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this annual report (i.e. December 31, 2008, not 2007). Refer to Item 307 of Regulation S-K.

Changes in Internal Controls, page 5

3. We note your response to our prior comment three. As it does not appear that your disclosure was revised, our prior comment is being reissued. Please revise to disclose any changes in your internal control over financial reporting that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(T)(b) of Regulation S-K.

Financial Statements
Report of Independent Registered Public Accounting Firm, F-1

4. We note that you provided a signed audit report in response to our prior comment four. However, it appears that the signature provided is that of the audit partner. Pursuant to AU 508, please note that an audit report should be signed by the independent accounting firm. Please revise or advise.

Form 10-Q/A for the Quarter Ended March 31, 2009 and
Form 10-Q for the Quarter Ended June 30, 2009
Item 8A – Controls and Procedures

5. We note your disclosure that "management does not expect that the Company's disclosure controls and procedures … will prevent all errors and all fraud" and that "a control system … can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please confirm that in future Exchange Act filings, including any amendments to these Forms 10-Q, you will revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable

assurance level. In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ethan Horowitz (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Greg Jaclin, Esq.
        Via facsimile to 732-577-1188